Exhibit 99.1

Financial News

CIBC Announces First Quarter 2021 Results

Toronto, ON – February 25, 2021 – CIBC (TSX: CM) (NYSE: CM) today announced its financial results for the first quarter ended January 31, 2021.

First quarter highlights

	Q1/21	Q1/20	Q4/20	YoY Variance	QoQ Variance

Reported Net Income	$1,625 million	$1,212 million	$1,016 million	+34%	+60%

Adjusted Net Income (1)	$1,640 million	$1,483 million	$1,280 million	+11%	+28%

Reported Diluted Earnings Per Share (EPS)	$3.55	$2.63	$2.20	+35%	+61%

Adjusted Diluted EPS (1)	$3.58	$3.24	$2.79	+10%	+28%

Reported Return on Common Shareholders’ Equity (ROE)	17.0%	13.1%	10.7%
Adjusted ROE (1)	17.2%	16.1%	13.5%
Common Equity Tier 1 Ratio	12.3%	11.3%	12.1%

“In the first quarter of 2021, we delivered strong financial performance and continued to execute on our client-focused strategy,” said Victor G. Dodig, CIBC President and Chief Executive Officer. “We made progress on revitalizing our Canadian consumer franchise, furthered the transformation of our bank through technology and innovation, and built on our momentum in areas of our business where we have advantages in the market. Our continued investments position us well to further advance our strategy in 2021, and our strong capital position enables us to support our client-focused growth plans, as we navigate changing market conditions related to the COVID-19 pandemic.”

Results for the first quarter of 2021 were affected by the following item of note aggregating to a negative impact of $0.03 per share:

•	$20 million ($15 million after-tax) amortization of acquisition-related intangible assets.

Our Common Equity Tier 1 ratio was 12.3% at January 31, 2021 compared with 12.1% at the end of the prior quarter. CIBC’s leverage ratio at

January 31, 2021 was 4.7%.

Core business performance

Canadian Personal and Business Banking reported net income of $652 million for the first quarter, up $77 million or 13% from the first quarter a year ago mainly due to lower provisions for credit losses, partially offset by lower revenue, with expenses comparable to the prior year. Pre-provision, pre-tax earnings(1) were down $54 million or 5% from a year ago. Revenue was down from the prior year as volume growth was more than offset by narrower margins as a result of changes in the interest rate environment and lower fees due to continued lower client transaction activity resulting from the COVID-19 pandemic.

Canadian Commercial Banking and Wealth Management reported net income of $354 million for the first quarter, up $18 million or 5% from the first quarter a year ago, primarily due to revenue growth in wealth management. Pre-provision, pre-tax earnings(1) were up $22 million or 4% compared with the first quarter a year ago. Higher fee revenue and strong deposit volume growth in commercial banking was partially offset by lower margins reflecting the current interest rate environment. Wealth management benefited from significant growth in asset balances driven by market appreciation and strong mutual fund sales. Higher expenses were primarily driven by revenue-based variable compensation reflecting favourable business results.

U.S. Commercial Banking and Wealth Management reported net income of $188 million for the first quarter, up $23 million or 14% from the first quarter a year ago. Excluding items of note, adjusted net income(1) was $200 million, up $19 million or 10% from the first quarter a year ago, due to higher revenue and lower expenses, partially offset by higher provision for credit losses. Pre-provision, pre-tax earnings(1) were up $73 million or 32% from the first quarter a year ago. Higher revenue was primarily driven by volume growth, increased asset management fees, and syndication activity, partially offset by the impact of foreign exchange translation. Lower non-interest expenses reflect lower business development costs due to the impact of the COVID-19 pandemic and the impact of foreign exchange translation.

Capital Markets reported net income of $493 million for the first quarter, up $115 million or 30% from the first quarter a year ago, primarily due to higher revenue, partially offset by higher performance-based compensation and a higher provision for credit losses. Pre-provision, pre-tax earnings(1) were up 27% from a year ago, driven by higher revenue across fixed income, equity derivatives and foreign exchange trading and corporate banking and underwriting revenue, partially offset by lower advisory revenue and higher non-interest expenses.

Credit quality

Provision for credit losses was $147 million, down $114 million or 44% from the first quarter a year ago. Provision for credit losses on performing loans was down across most strategic business units (SBUs) primarily due to a favourable change in our economic outlook, while provision for credit losses on impaired loans was comparable with the first quarter a year ago as a result of reductions in Canadian Personal and Business Banking and Canadian Commercial Banking and Wealth Management being largely offset by increases in U.S. Commercial Banking and Wealth Management, Capital Markets and Corporate and Other.

(1)	For additional information, see the “Non-GAAP measures” section. Pre-provision, pre-tax earnings is revenue net of non-interest expenses and is a non-GAAP measure.

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Non-GAAP measures

We use a number of financial measures to assess the performance of our business lines. Some measures are calculated in accordance with GAAP (IFRS), while other measures do not have a standardized meaning under GAAP, and accordingly, these measures may not be comparable to similar measures used by other companies. Investors may find these non-GAAP measures useful in understanding how management views underlying business performance.

Management assesses results on a reported and adjusted basis and considers both as useful measures of performance. Adjusted results remove items of note from reported results and are used to calculate our adjusted measures. Adjusted measures represent non-GAAP measures.

For a more detailed discussion on our non-GAAP measures, see page 16 of the 2020 Annual Report.

The following table provides a reconciliation of GAAP (reported) results to non-GAAP (adjusted) results.

$ millions, as at or for the three months ended	2021 Jan. 31	2020 Oct. 31	2020 Jan. 31
Operating results – reported
Total revenue	$4,963	$4,600	$4,855
Provision for credit losses	147	291	261
Non-interest expenses	2,726	2,891	3,065
Income before income taxes	2,090	1,418	1,529
Income taxes	465	402	317
Net income	1,625	1,016	1,212
Net income (loss) attributable to non-controlling interests	4	1	7
Net income attributable to equity shareholders	1,621	1,015	1,205
Diluted EPS ($)	$3.55	$2.20	$2.63
Impact of items of note (1)
Expenses
Amortization of acquisition-related intangible assets (2)	$(20)	$(23)	$(27)
Charge related to the consolidation of our real estate portfolio (3)	—	(114)	—
Gain as a result of plan amendments related to pension and other post-employment plans (3)	—	79	—
Restructuring charge (4)	—	—	(339)
Goodwill impairment (5)	—	(220)	—
Impact of items of note on expenses	(20)	(278)	(366)
Total pre-tax impact of items of note on net income	20	278	366
Amortization of acquisition-related intangible assets (2)	5	5	6
Charge related to the consolidation of our real estate portfolio (3)	—	30	—
Gain as a result of plan amendments related to pension and other post-employment plans (3)	—	(21)	—
Restructuring charge (4)	—		89
Impact of items of note on income taxes	5	14	95
Total after-tax impact of items of note on net income	15	264	271
Impact of items of note on diluted EPS ($)	$0.03	$0.59	$0.61
Operating results – adjusted (6)
Total revenue (7)	$4,963	$4,600	$4,855
Provision for credit losses	147	291	261
Non-interest expenses	2,706	2,613	2,699
Income before income taxes	2,110	1,696	1,895
Income taxes	470	416	412
Net income	1,640	1,280	1,483
Net income (loss) attributable to non-controlling interests	4	1	7
Net income attributable to equity shareholders	1,636	1,279	1,476
Adjusted diluted EPS ($)	$3.58	$2.79	$3.24

(1)	Reflects the impact of items of note on our adjusted results as compared with our reported results.
(2)	Amortization of acquisition-related intangible assets is recognized in the SBU of the acquired business or Corporate and Other. A summary is provided in the table below.

Canadian Personal and Business Banking (pre-tax)	$—	$(2)	$(2)
Canadian Personal and Business Banking (after-tax)	—	(1)	(2)
Canadian Commercial Banking and Wealth Management (pre-tax)	—	(1)	—
Canadian Commercial Banking and Wealth Management (after-tax)	—	(1)	—
U.S. Commercial Banking and Wealth Management (pre-tax)	(17)	(17)	(22)
U.S. Commercial Banking and Wealth Management (after-tax)	(12)	(13)	(16)
Corporate and Other (pre-tax)	(3)	(3)	(3)
Corporate and Other (after-tax)	(3)	(3)	(3)

(3)	Recognized in Corporate and Other.
(4)

Restructuring charge associated with ongoing efforts to transform our cost structure and simplify our bank. This charge consists primarily of employee severance and related costs and was recognized in Corporate and Other.

(5)	Goodwill impairment charge related to our controlling interest in CIBC FirstCaribbean recognized in Corporate and Other.
(6)	Adjusted to exclude the impact of items of note.
(7)	Excludes TEB adjustments of $54 million (October 31, 2020: $37 million; January 31, 2020: $49 million). Our adjusted efficiency ratio is calculated on a TEB.

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The table below provides a summary of adjusted results by SBU(1).

$ millions, for the three months ended		Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total

2021	Reported net income (loss)	$652	$354	$188	$493	$(62)	$1,625

Jan. 31	After-tax impact of items of note (1)	—	—	12	—	3	15

	Adjusted net income (loss) (2)	$652	$354	$200	$493	$(59)	$1,640

2020	Reported net income (loss)	$590	$340	$135	$310	$(359)	$1,016

Oct. 31 (3)	After-tax impact of items of note (1)	1	1	13	—	249	264

	Adjusted net income (loss) (2)	$591	$341	$148	$310	$(110)	$1,280

2020	Reported net income (loss)	$575	$336	$165	$378	$(242)	$1,212

Jan. 31 (3)	After-tax impact of items of note (1)	2	—	16	—	253	271

	Adjusted net income (loss) (2)	$577	$336	$181	$378	$11	$1,483

(1)	Reflects the impact of items of note described above.
(2)	Non-GAAP measure.
(3)	Certain prior period information has been revised. See the “External reporting changes” section of our Report to Shareholders for the first quarter of 2021 for additional details.

Making a difference in our communities

At CIBC, we invest our time and resources in removing barriers to personal ambitions and demonstrate that when we come together, positive change happens that helps our communities and businesses thrive. This quarter we further strengthened our communities through:

•	$5.6 million raised for children’s charities around the world through our first-ever virtual CIBC Miracle Day event, bringing our fundraising total to over $260 million since 1984;
•

$400,000 raised by Team CIBC during Movember Foundation’s annual fundraising drive, demonstrating our continued commitment to cancer research. Team CIBC was the #2 fundraising organization in the world and the top fundraising team in Canada – including having the top female fundraiser;

•	Announced the MaRS-CIBC Inclusive Design Challenge, supporting Canadians who live with disability through a series of innovation challenges that help to remove barriers to employment; and
•

Volunteers from CIBC Bank USA connected with students in kindergarten to grade 8 virtually, to help them learn about financial concepts using the Money Savvy Kids curriculum, and team members from our Credit Training Program worked virtually with students in the Network for Teaching Entrepreneurship program.

The Board of Directors of CIBC reviewed this news release prior to it being issued. CIBC’s controls and procedures support the ability of the President and Chief Executive Officer (CEO) and the Chief Financial Officer (CFO) of CIBC to certify CIBC’s first quarter financial report and controls and procedures. CIBC’s CEO and CFO will voluntarily provide to the U.S. Securities and Exchange Commission a certification relating to CIBC’s first quarter financial information, including the unaudited interim consolidated financial statements, and will provide the same certification to the Canadian Securities Administrators.

All amounts are in Canadian dollars and are based on financial statements prepared in compliance with International Accounting Standard 34 Interim Financial Reporting, unless otherwise noted.

A NOTE ABOUT FORWARD-LOOKING STATEMENTS

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including in this news release, in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, in other reports to shareholders, and in other communications. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate”, “forecast”, “target”, “objective” and other similar expressions or future or conditional verbs such as “will”, “should”, “would” and “could”. By their nature, these statements require us to make assumptions, and are subject to inherent risks and uncertainties that may be general or specific. Given the continuing impact of the coronavirus (COVID-19) pandemic on the global economy, financial markets, and our business, results of operations, reputation and financial condition and continued pressure on oil prices, there is inherently more uncertainty associated with our assumptions as compared to prior periods. A variety of factors, many of which are beyond our control, affect our operations, performance and results, and could cause actual results to differ materially from the expectations expressed in any of our forward-looking statements. These factors include: the occurrence, continuance or intensification of public health emergencies, such as the COVID-19 pandemic, and any related government policies and actions; credit, market, liquidity, strategic, insurance, operational, reputation, conduct and legal, regulatory and environmental risk; currency value and interest rate fluctuations, including as a result of market and oil price volatility; the effectiveness and adequacy of our risk management and valuation models and processes; legislative or regulatory developments in the jurisdictions where we operate, including the Organisation for Economic Co-operation and Development Common Reporting Standard, and regulatory reforms in the United Kingdom and Europe, the Basel Committee on Banking Supervision’s global standards for capital and liquidity reform, and those relating to bank recapitalization legislation and the payments system in Canada; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions, and interest rate and liquidity regulatory guidance; the resolution of legal and regulatory proceedings and related matters; the effect of changes to accounting standards, rules and interpretations; changes in our estimates of reserves and allowances; changes in tax laws; changes to our credit ratings; political conditions and developments, including changes relating to economic or trade matters; the possible effect on our business of international conflicts and terrorism; natural disasters, disruptions to public infrastructure and other catastrophic events; reliance on third parties to provide components of our business infrastructure; potential disruptions to our information technology systems and services; increasing cyber security risks which may include theft or disclosure of assets, unauthorized access to sensitive information, or operational disruption; social media risk; losses incurred as a result of internal or external fraud; anti-money laundering; the accuracy and completeness of information provided to us concerning clients and counterparties; the failure of third parties to comply with their obligations to us and our affiliates or associates; intensifying competition from established competitors and new entrants

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in the financial services industry including through internet and mobile banking; technological change; global capital market activity; changes in monetary and economic policy; general business and economic conditions worldwide, as well as in Canada, the U.S. and other countries where we have operations, including increasing Canadian household debt levels and global credit risks; our success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels; changes in client spending and saving habits; our ability to attract and retain key employees and executives; our ability to successfully execute our strategies and complete and integrate acquisitions and joint ventures; the risk that expected benefits of an acquisition, merger or divestiture will not be realized within the expected time frame or at all; and our ability to anticipate and manage the risks associated with these factors. This list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. Additional information about these factors can be found in the “Management of risk” section of our 2020 Annual Report, as updated by our quarterly reports. Any forward-looking statements contained in this news release represent the views of management only as of the date hereof and are presented for the purpose of assisting our shareholders and financial analysts in understanding our financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statement that is contained in this news release or in other communications except as required by law.

Conference Call/Webcast

The conference call will be held at 8:00 a.m. (ET) and is available in English (416-406-0743, or toll-free 1-800-898-3989, passcode 3693762#) and French (514-392-1587, or toll-free 1-877-395-0279, passcode 5060608#). Participants are asked to dial in 10 minutes before the call. Immediately following the formal presentations, CIBC executives will be available to answer questions.

A live audio webcast of the conference call will also be available in English and French at www.cibc.com/ca/investor-relations/quarterly-results.html.

Details of CIBC’s fiscal 2021 first quarter results, as well as a presentation to investors, will be available in English and French at www.cibc.com, Investor Relations section, prior to the conference call/webcast. We are not incorporating information contained on the website in this news release.

A telephone replay will be available in English (905-694-9451 or 1-800-408-3053, passcode 2933743#) and French (514-861-2272 or 1-800-408-3053, passcode 8181990#) until 11:59 p.m. (ET) March 11, 2021. The audio webcast will be archived at www.cibc.com/ca/investor-relations/quarterly-results.html.

About CIBC

CIBC is a leading North American global financial institution with 10 million personal banking, business, public sector and institutional clients. Across Personal and Business Banking, Commercial Banking and Wealth Management, and Capital Markets businesses, CIBC offers a full range of advice, solutions and services through its leading digital banking network, and locations across Canada, in the United States and around the world. Ongoing news releases and more information about CIBC can be found at https://www.cibc.com/en/about-cibc/media-centre.html

For further information:

Investor Relations: Financial analysts, portfolio managers and other investors requiring financial information may contact:

Geoff Weiss, SVP	416-980-5093	geoffrey.weiss@cibc.com

Media Enquiries: Financial, business and trade media may contact:

Erica Belling	416-594-7251	erica.belling@cibc.com
Tom Wallis	416-980-4048	tom.wallis@cibc.com

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